EXHIBIT 4.2

SATELLOS BIOSCIENCE INC.

Consolidated Financial Statements

Years ended December 31, 2023 and 2022

Independent Auditor’s Report

To the Shareholders of Satellos Bioscience Inc.:

Opinion

We have audited the consolidated financial statements of Satellos Bioscience Inc and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2023 and December 31, 2022, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of material accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2023 and December 31, 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation, presentation, and disclosure of asset held for sale

Key Audit Matter Description

We draw attention to Note 6 to the consolidated financial statements. The Company has recorded assets held for sale of $3,957,087 as of December 31, 2023, comprising of intangible asset of $3,916,190 and investment in the equity of an unrelated company under a stock purchase agreement of $40,897. Such intangible asset was recognized as disposal group that is held for sale during the year at the lower of its carrying amount and fair value.

We considered this a key audit matter due to the significant judgment made by management in estimating the carrying amount and fair value of the disposal group and a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence relating to management’s estimates. This resulted in an increased extent of audit effort.

Audit Response

We responded to this matter by performing procedures in relation to valuation, presentation, and disclosure of asset held for sale. Our audit work in relation to this included, but was not restricted to, the following:

•	Evaluated the reasonableness of key assumptions in the valuation model, including future cash flows based on expected operating results, and the discount rate.
•	Tested the mathematical accuracy of management’s valuation model and supporting calculations.
•	Assessed the appropriateness of the disclosures relating to the assumptions used in the assessment of carrying amount and fair value of the disposal group in the notes to the consolidated financial statements.
•	Reviewed all the underlying contracts relevant for the assessment of the disposal group as asset held for sale.
•	With the assistance of internal valuation specialists, evaluated the reasonableness of the Company’s valuation model, which included:

o	Evaluating the reasonableness of the discount rates;
o	Developing a range of independent estimates and comparing those to the discount rate selected by management; and
o	Performing a sensitivity analysis for validating the management’s estimates and discount rate.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Ratan Kumar Verma.

Toronto, Ontario	Chartered Professional Accountants
March 27, 2024	Licensed Public Accountants

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Financial Position

(Expressed in thousands of Canadian Dollars)

As at December 31,	Notes	2023	2022
		$	$
ASSETS
Current
Cash and cash equivalents	3	22,067	1,924
Short-term investments	4	17,520
Sales tax and other receivables		583	260
Prepaid expenses and deposits		148	46
Derivatives, net	6	4	3
Total current assets		40,322	2,233

Equipment	5	19	8

Assets held for sale
Intangible asset	6	3,916	3,916
Investment	6	41	42
		3,957	3,958

TOTAL ASSETS		44,298	6,199

LIABILITIES

Accounts payable and accrued liabilities	7	3,624	2,830
Total current liabilities		3,624	2,830

Total Liabilities		3,624	2,830

SHAREHOLDERS’ EQUITY

Common shares	9	61,916	30,209
Pre-Funded Warrants	9	17,772	-
Warrants	10	3,484	1,092
Contributed surplus	11	5,019	3,688
Accumulated deficit		(47,502)	(31,613)
Accumulated other comprehensive loss		(15)	(7)
Total shareholders’ equity		40,674	3,369

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		44,298	6,199

Commitments and Contingencies (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors:

(signed) “Geoff MacKay”
Director

(signed) “Adam Mostafa”
Director

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in thousands of Canadian Dollars, except for per share amounts)

For the years ended December 31,	Notes	2023	2022
		$	$
OPERATING EXPENSES
Research and development	12	8,817	3,734
General and administrative	12	6,646	4,694

LOSS FROM OPERATING ACTIVITIES:		(15,463)	(8,428)

OTHER INCOME AND EXPENSES

Finance income		1,333	63
Interest expense	8	(177)	-
Loss on debt extinguishment	8	(426)	-
Gain on derivatives	6	1	3
Impairment of intangible asset	6	-	(2,885)
Foreign exchange gain (loss)		(1,157)	(70)

NET LOSS BEFORE TAX		(15,889)	(11,317)

Income tax		-	(5)

NET LOSS FOR THE YEAR		(15,889)	(11,322)

OTHER COMPREHENSIVE LOSS

Items that may be reclassified to net loss Foreign currency translation adjustments		(8)	(6)

TOTAL COMPREHENSIVE LOSS		(15,897)	(11,328)

Basic and diluted loss per share		$(0.18)	$(0.32)
Weighted average number of common shares		86,404,762	35,680,113

The accompanying notes are an integral part of these consolidated financial statements.

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

For the years ended December 31, 2023 and 2022

	Common Shares	Common Shares	Pre-Funded Warrants	Pre-Funded Warrants	Warrants	Contributed Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
	Number	$	Number	$	$	$	$	$	$
Balance – December 31, 2021	32,997,613	28,316	-	-	1,218	1,240	(20,291)	(1)	10,482

Shares issued for license amendment (Note 9)	50,000	23	-	-	-	-	-	-	23
Shares issued in Unit Offering, net of costs (Note 9)	8,750,000	1,973	-	-	-	-	-	-	1,973
Warrants issued to investors Unit Offering (Note 9)	-	-	-	-	779	-	-	-	779
Warrants issued to agents in Unit Offering (Note 9)	-	(103)	-	-	103	-	-	-	-
Expiry of warrants unexercised	-	-	-	-	(1,008)	1,008	-	-	-
Stock-based compensation (Note 11)	-	-	-	-	-	1,440	-	-	1,440
Net loss		-	-	-	-	-	(11,322)	-	(11,322)
Other comprehensive loss	-	-	-		-	-	-	(6)	(6)

Balance –December 31, 2022	41,797,613	30,209	-	-	1,092	3,688	(31,613)	(7)	3,369

Balance - December 31, 2022	41,797,613	30,209	-	-	1,092	3,688	(31,613)	(7)	3,369

Common Shares issued in Debenture Offering (Note 8)	671,825	238	-	-	-	-	-	-	238
Cost of Common Shares issued in Debenture Offering (Note 8)		(12)	-	-	-	-	-	-	(12)
Exercise of broker warrants (Note 8)	25,000	14	-	-	(4)	-	-	-	10
Common Shares issued in Equity Offering, (Note 9)	70,297,220	35,149	-	-	-	-	-	-	35,149
Cost of Common Shares issued in Equity Offering:
cost paid in cash (Note 9)		(2,686)	-	-	-	-	-	-	(2,686)
cost paid in warrants (Note 9)		(996)	-	996	-	-	-	-	-
Pre-Funded Warrants issued in
Equity Offering (Note 9)	-	-	39,702,780	19,851	-	-	-	-	19,851
Cost of Pre-Funded Warrants issued in Equity Offering:
paid in cash (Note 9)	-	-	-	(1,517)	-	-	-	-	(1,517)
paid in warrants (Note 9)	-	-	-	(562)	562	-	-	-	-
Expiry of broker warrants unexercised	-	-	-	-	(175)	175	-	-	-
Stock-based compensation (Note 11)	-	-	-	-	-	2,169	-	-	2,169
Net loss	-	-	-	-	-	-	(15,889)	-	(15,889)
Other comprehensive loss	-	-	-	-	-	-	-	(8)	(8)

Balance –December 31, 2023	112,791,658	61,916	39,702,780	17,772	3,484	5,019	(47,502)	(15)	40,674

The accompanying notes are an integral part of these consolidated financial statements.

SATELLOS BIOSCIENCE INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of Canadian Dollars)

For the years ended December 31,	Notes	2023	2022
		$	$
CASH AND CASH EQUIVALENTS PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		(15,889)	(11,322)
Items not affecting cash:
Amortization of intangible asset		-	333
Depreciation of equipment		7	4
Stock-based compensation	11	2,169	1,440
Investment income		-	(42)
Derivatives, net		(1)	(3)
Impairment of intangible asset		-	2,886
Foreign exchange gain(loss) on investments		1	-
Foreign exchange gain(loss)		(1,157)	70
Sales tax and other receivables		(323)	137
Research and development tax credits receivable		-	130
Prepaid expenses		(102)	(2)
Accounts payable and accrued liabilities		794	726
		(14,501)	(5,783)

FINANCING ACTIVITIES
Proceeds from issuance of Debenture Units, net of costs	8	2,244	-
Cash interest paid on long term debt	8	(93)	-
Cash repayment premium paid on long term debt	8	(143)	-
Accrued interest on long term debt	8	177	-
Loss on debt extinguishment	8	426	-
Repayment of Debenture Units	8	(2,385)	-
Proceeds from exercise of warrants, net of costs	9	10	-
Proceeds from Common Share issuance, net of costs	9	32,463	-
Proceeds from Pre-Funded Warrant issuance, net of costs	9	18,334	-
Proceeds from share issuance as consideration for license amendment		-	23
Proceeds from Unit issuance, net of issuance costs	9	-	2,752
		51,033	2,775

INVESTING ACTIVITIES
Purchases of short-term investments		(17,520)	-
Purchase of equipment		(18)	(3)
		(17,538)	(3)

Effect of foreign currency exchange rates on cash and cash equivalents		1,149	(76)

INCREASE IN CASH AND CASH EQUIVALENTS		20,143	(2,947)

CASH AND CASH EQUIVALENTS – Beginning of period		1,924	4,871
CASH AND CASH EQUIVALENTS – End of period		22,067	1,924

Non-Cash transactions

Broker warrants issued		1,558	103

The accompanying notes are an integral part of these consolidated financial statements.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

1.	Description of Business

1.1	Description of Business

Satellos Bioscience Inc. (“Satellos” or the “Company”) is a Canadian biotechnology and drug development company incorporated under the laws of Canada. The head office, principal address, and records of the Company are located at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800, Toronto, Ontario M5J 2J1 Canada and the Company’s common shares (“Common Shares”) were listed on the TSXV under the symbol “MSCL”. Subsequent to the year end, on February 15, 2024, the common shares of the Company began trading on the Toronto Stock Exchange (“TSX”).

The Company has wholly owned subsidiaries in Australia (Satellos Bioscience Australia Pty Ltd) in Canada (Amphotericin B Technologies, Inc., hereinafter “AmpB Tech”) and in Delaware, USA (Satellos Bioscience US, Inc.).

To date, the Company has financed its operations primarily through public offerings of common shares, private placements, the issuance of convertible notes, and the proceeds from research tax credits. The Company has incurred significant operating losses and negative cash flows from operations since inception. With current finance income only consisting of interest earned on excess cash, cash equivalents and marketable securities, losses are expected to continue as the Company’s drug development programs are advanced. The Company plans to finance its operations through the sale of equity or pursue non- dilutive funding sources available to the Company in the future.

These consolidated financial statements have been prepared on the basis of accounting principals applicable to a going concern which contemplates the realization of assets and the discharge of liabilities and commitments in the normal course of business. We believe that our cash, cash equivalents and investments on hand at December 31, 2023 will be sufficient to finance our operations for at least 12 months from the date of these consolidated financial statements.

The ability of the Company to ultimately achieve future profitable operations is dependent upon the successful development of its projects, our ability to successfully finance development activities, obtaining regulatory approval in various jurisdictions and successful sale or commercialization of the Company’s products and technologies.

Our ability to raise additional funds could be affected by adverse market conditions, the status of our product pipeline, and various other factors and we may be unable to raise capital when needed, or on terms favorable to us. If necessary funds are not available, we may have to delay, reduce the scope of, or eliminate some of our development programs, potentially delaying the time to market for any of our product candidates.

2.	Material Accounting Policies

2.1	Basis of Presentation

These consolidated financial statements for the years ended December 31, 2023 and 2022 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements of the Company were approved and authorized for issue by the Board of Directors on March 26, 2024.

The consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is the Company’s functional currency.

2.2	Basis of Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31, 2023. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

•	Power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee)

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

•	Exposure, or rights, to variable returns from its involvement with the investee
•	The ability to use its power over the investee to affect its returns

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between the Company and its subsidiaries, or between subsidiaries, are eliminated in full-on consolidation.

2.3	Summary of Material Accounting Policies

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest-bearing securities with maturities at the date of purchase of three months or less. Cash and cash equivalents are held at recognized financial institutions. Interest earned is recognized in the consolidated statements of loss and comprehensive loss.

Foreign currency translation

a)	Functional and presentation currency

The financial statements of subsidiaries that have a functional currency different from that of the Company are translated into Canadian dollars as follows: assets and liabilities at the closing rate at the date of the balance sheets and income and expenses at the average rate. All resulting changes are recognized in the other comprehensive loss (gain) as foreign currency translation adjustments.

The Company has a wholly owned subsidiary in Australia (Satellos Bioscience Australia Pty Ltd, formerly iCo Therapeutics Australia Pty Ltd) whose functional currency is the Australian dollar ($A) and a wholly owned subsidiary in the US (Satellos Biosciences US, Inc) whose functional currency is the US dollar.

b)	Transactions and balances

Foreign currency transactions are translated into Canadian dollars using the exchange rates at the date of the transactions or valuation where items are remeasured. Foreign exchange gains or losses resulting from the settlement of transactions and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of loss and comprehensive loss.

Current and deferred income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Deferred income tax assets and liabilities are recognized in the current period for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Deferred tax assets are only recognized to the extent that it is considered probable that they will be realized. Deferred income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period that includes the substantive enactment.

Financial instruments

a)	Financial assets

•	Financial assets are classified into the following categories at initial recognition: measured at amortized cost,
•	measured at fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVPL”).

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flow.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

Financial instruments classified at amortized cost include cash and cash equivalents, and accounts receivable. Financial instruments classified at amortized cost are initially measured at fair value adjusted for directly attributable transaction costs and subsequently carried at amortized cost using the effective interest rate (“EIR”) method, less any expected credit losses or impairment losses. Interest income, foreign exchange gains and losses and impairment in relation to these types of financial instruments are recognized in the consolidated statements of loss and comprehensive loss. Short-term investments are classified as FVPL. The changes in fair value of short-term investments are recognized through profit and loss, with changes in net income.

b)	Financial liabilities

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, loans and borrowings, payables at amortized cost.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include accounts payable and accrued liabilities, and loans and borrowings including long-term debt. The Company’s financial liabilities are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in the statements of loss and comprehensive loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of loss and comprehensive loss.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of loss and comprehensive loss.

Impairment of non-financial assets

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash generating unit’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or cash generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.

Impairment losses of continuing operations are included in the statements of loss and comprehensive loss.

An assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such an indication exists, the Company estimates the asset’s or cash generating unit’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statements of loss and comprehensive loss.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

Equipment

Equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the equipment if the recognition criteria are met. When significant parts of equipment are required to be replaced at intervals, the Company depreciates them separately based on their specific useful lives. All other repair and maintenance costs are recognized in the consolidated statements of loss and comprehensive loss as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful life of the equipment, which is 3 to 5 years. The Company reviews the estimated residual value and expected useful life of equipment at least annually.

Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in the Arrangement is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. Internally generated intangibles are not capitalized and the related expenditure is reflected in the consolidated statements of loss and comprehensive loss in the period in which the expenditure is incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the remaining patent life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are considered to modify the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the statement of loss and comprehensive loss as depreciation and amortization.

An intangible asset is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising upon derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss and comprehensive loss.

Research and development

Research and development expenses include payroll, employee benefits, stock-based compensation, and other headcount- related expenses associated with product research and other activities. Research and development expenses also include third-party activities and clinical trial expenses. Such costs related to product development are included in research and development expenses until the point that technological feasibility is reached, which, for the Company’s products, is generally shortly before the products are approved by the authorities. Once technological feasibility is reached, such costs are capitalized and amortized to cost of revenue over the estimated lives of the products.

Expenditures associated with the maintenance of the licensing are expensed as incurred. Other development expenditures that do not meet the criteria for capitalization are recognized as an expense when incurred. Costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Expenditures on research activities are recognized as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

The amount initially recognized for deferred development costs is the sum of the expenditure incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in profit or loss in the period in which it is incurred.

Subsequent to initial recognition, deferred development costs are reported at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Research tax credits

The Company is entitled to certain refundable research and development tax credits (“R&D credits”) for qualified scientific research and experimental development. These R&D credits are recorded as a reduction in the related expenditures when there is reasonable assurance that such credits will be realized. R&D credits that are related to capitalized expenditures such as deferred development costs are recognized in the statement of financial position as a reduction to the asset that the tax credit relates.

Share capital

Common shares and pre-funded warrants are classified as equity. Incremental costs directly attributable to the issuance of shares and pre-funded warrants are recognized as a deduction from shareholders’ equity.

Stock-based compensation

The Company grants equity-settled options to directors, officers, employees, key employees of academic institutions employed by that institution on Company-sponsored research and development, consultants and advisors as consideration for work or services performed. The Company used the Black-Scholes option pricing model to estimate the fair value of each equity-settled option on the grant date. This amount is recognized as an expense over the period that the option holders unconditionally become entitled to the awards and is adjusted to reflect the number of awards for which the related service is expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service conditions at the vesting date.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the stock-based compensation transaction, or is otherwise beneficial to the employee.

Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The amount of a provision is the best estimate of the consideration at the end of the reporting period. Provisions measured using estimated cash flows required to settle the obligation are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Loss per share

Basic and diluted loss per share is calculated by dividing net loss for the period attributable to the Company by the weighted average number of common shares outstanding and the dilutive impact of outstanding warrants and options during the period.

Commitments and contingencies

The Company discloses its financial commitments, yet to be incurred, based on the minimum contractual costs at the reporting date. A contingent liability is disclosed when the possibility is considered more than remote but not yet probable, where the existence of an obligation will only be confirmed by future events, or where the amount of a present obligation cannot be measured reliably or will likely not result in an economic outflow. Contingent assets are disclosed if a future economic benefit is probable but are only recorded when recovery of the contingent asset is considered virtually certain.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

2.4	New and Amended Standards and Interpretations

a)	New standards, amendments and interpretations not yet adopted by the Company

The amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Company’s consolidated financial statements are disclosed below. The Company intends to adopt these amended standards and interpretations, if applicable, when they become effective.

b)	Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments are effective for annual reporting periods beginning on or after 1 January 2024 and must be applied retrospectively. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the financial statements.

c)	Definition of Accounting Estimates - Amendments to IAS 8

In February 2021, the IASB issued amendments to IAS 8, in which it introduces a definition of ‘accounting estimates’. The amendments clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. Also, they clarify how entities use measurement techniques and inputs to develop accounting estimates.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Earlier application is permitted as long as this fact is disclosed. The amendments are not expected to have a material impact on the Company’s consolidated financial statements.

2.5	Material Accounting Judgements, Estimates, and Assumptions

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates, and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Management has applied significant judgements, estimates and assumptions to the following:

a)	Intangible assets held for sale

Management uses judgement in reviewing the probability of completing its plan of selling its assets that are reported as held for sale and recorded at their estimated fair value. Management considers internal discussions and discussions with the counterparty with whom the Company has a time-limited option to compel the counterparty to acquire the assets held for sale at the recorded fair value. Management also considers discussions it has had with other interested parties in the technology to confirm the reasonableness of its fair value.

b)	Valuation of stock-based compensation and warrants

Management measures the costs for stock-based compensation and warrants using Black-Scholes option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate, future employee turnover rates, future exercise behaviors and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of stock-based compensation and warrants.

c)	Valuation of derivatives

Management measures the derivatives using Black Scholes option valuation techniques. Assumptions are made and estimates are used in applying the valuation techniques. These include estimating the future volatility of the share price, expected dividend yield, expected risk-free interest rate and corporate performance. Such estimates and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates of derivatives.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

d)	Estimate of prepaid expenses and accruals for research and development activities

The Company records expenses for research and development activities based on Management’s estimates of services received and efforts expended pursuant to contracts with vendors that conduct research and development on the Company’s behalf. The financial terms vary from contract to contract and may result in uneven payment flows as compared with services performed or products delivered. This impacts the amount of accrued expenses and prepaid balances related to research and developments activities as of each reporting period. Management estimates the amount of work completed at the end of a reporting period by assessing the status of open contracts through discussions with the Company’s personnel and vendors. Management makes significant judgments and estimates in determining the accrued and prepaid balances at the end of each reporting period.

e)	Impairment of Intangible Assets

Intangible assets are reviewed for impairment upon the occurrence of events or changes to circumstances indicating that the carrying value of the asset may not be recoverable. For the purpose of measuring recoverable assets, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The recoverable amount is the highest of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or cash generating unit). An impairment is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Management evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

2.6	Functional and presentation currency

Items included in the consolidated financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). These consolidated financial statements are presented in Canadian Dollars (“Cdn”), which is the Company’s functional and presentation currency for all periods presented.

3.	Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	December 31, 2023	December 31, 2022
	$	$
Cash balances with banks:	609	813
Short-term cashable instruments	21,458	-
Cashable Guaranteed Investment Certificates	-	1,111
Total cash and cash equivalents	22,067	1,924

4.	Short-term Investments

Short-term investments with initial maturities greater than three months and less than one year consist of the following:

	December 31, 2023	December 31, 2022
	$	$
Short-term investments with initial terms of greater than three months and less than one year with yields from 5.20%-5.35%	17,520	-
Total short-term investments	17,520	-

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

5.	Equipment

Equipment consists of furniture and office equipment and computer hardware. Furniture and office equipment is depreciated on a straight-line basis over five years. Computer equipment is depreciated on a straight-line basis over three years.

Furniture and Office Equipment

	December 31, 2023	December 31, 2022
	$	$
Cost
Balance, beginning of year	3	3
Additions	-	-
Balance, end of year	3	3
Accumulated amortization
Balance, beginning of year	2	1
Depreciation	1	1
Balance, end of year	3	2
Net book value, beginning of year	1	2
Net book value, end of year	-	1

Computer Hardware

	December 31, 2023	December 31, 2022
	$	$
Cost
Balance, beginning of year	11	7
Additions	20	4
Disposals	(2)
Balance, end of year	29	11
Accumulated amortization
Balance, beginning of year	3	-
Depreciation	7	3
Balance, end of year	10	3
Net book value, beginning of year	7	7
Net book value, end of year	19	7

6.	Intangible Asset and Asset Held for Sale

a)	Intangible asset consists of the Oral AmpB Delivery System held by AmpB Tech (“OralTrans”), which consists of (a) a license to three patents from the University of British Columbia; (b) title to several patents and patent applications; and (c) clinical and pre-clinical data. This intangible asset has a finite useful life that is estimated to run until the latest expected expiry date of the patent that is expected to issue from the latest-filed patent application either licensed to or filed by the Company.

On Oct 6, 2022, the Company licensed the OralTrans technology to NW Micelle Therapeutics (NWMT) in exchange for 15% of NWMT. Further, the Company entered into an agreement with NW Pharmatech Limited (“NWPT”), the entity that owns 85% of NWMT, in which NWPT acquired a time-limited option to acquire AmpB Tech from the Company for US$3.0 million subject to certain conditions (the “Call Option”); and the Company acquired a time- limited option (with the same term as the Call Option) to compel NWPT to acquire AmpB Tech from the Company for US$3.0 million subject to certain conditions (the “Put Option”).

Due to the prospect of sale within one year, AmpB Tech (and its component assets, OralTrans and the investment in NWMT), are considered assets available for sale. Accordingly, the asset was recorded at its fair value, determined to be $3.9 million as of 31 December 2022, and no longer amortized.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

In determining the fair value of the asset, the Company considered it likely that AmpB Tech would be sold to NWPT within one year of the transaction, i.e. on or by October 06, 2023. Resulting from a challenging biotech funding environment along with negative macroeconomic factors during the one year period, the expected sale had not happened. In light of this, the Company has reassessed the likelihood of a sale of the asset within one year, and the Company continues to consider it likely that AmpB Tech will be sold under the terms of the Call Option, which expires on November 05, 2024. Evaluation of the present value of the exercise price of the Call Option indicates that it does not differ materially from the current valuation and therefore the Company will continue to hold this valuation at $3.9 million.

b)	Investments consist of the minority equity investment in NWMT, and have the following balances as of the years ending:

	December 31, 2023	December 31, 2022
	$	$
Investment in NWMT	41	42

The Company does not have control nor significant influence over NWMT and therefore has accounted for the investment in NWMT as an asset held at fair value. As of December 31, 2022, the fair value of the investment in NWMT was determined to be approximately $42 thousand. For the year ending December 31, 2023, the Company has concluded that there was no change in the fair value of the investment in NWMT however the fair value of the investment in NWMT is measured in US dollars and therefore a currency adjustment was applied at the end of the period.

c)	The Company has recognized the net value of the fair values of the Put Option and the Call Option on the Statement of Financial Position as Derivatives, net. The exercise price of both the Call Option and the Put Option is US$3 million, and the Company considers it highly probable that the Call Option will be exercised within its term which expires on November 5, 2024.

The table below presents the Derivative Asset and Derivative Liability:

	December 31, 2023	December 31, 2022
	$	$
Fair value of Put Option	1,191	1,025
Fair value of Call Option	1,187	1,022
Derivatives, net	4	3

The fair value of the derivative asset and liability was estimated using the Black-Scholes option pricing model with the following inputs:

Revaluation date	December 31, 2023	December 31, 2022
Exercise Price	$US3,000	$US3,000
Expected life of Put and Call option	0.85 year	1 year
Expected volatility	75.9%	75.9%
Expected dividend yield	nil	nil
Risk free interest rate	5.06%	4.52%

7.	Accounts Payable and Accrued Liabilities

	December 31, 2023	December 31, 2022
	$	$
Trade payables	1,040	1,466
Accrued liabilities	2,584	1,364
Total trade payables and accrued liabilities	3,624	2,830

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

8.	Debentures

On March 24, 2023, the Company completed a non-brokered private placement offering of 2,385 10% unsecured non- convertible debenture units (the “Debenture Units”) and raised gross proceeds of $2,385,000 (the “Debenture Offering”). Each Debenture Unit is comprised of: (i) $1,000 principal amount of unsecured non-convertible debentures of the Company (the “Debentures”); and (ii) for no additional consideration, such number of common shares in the capital of the Company (each whole common share, a “Bonus Share”, and collectively, the “Bonus Shares”) as is equal to $100 divided by $0.355, being the closing market price of the common shares of the Company on the TSX Venture Exchange on March 15, 2023, rounded to the nearest whole share. The Debentures would have matured on September 24, 2024 (the “Maturity Date”) and bear interest on the principal amount at a rate of 10% per annum payable quarterly in arrears in cash. Accordingly, 671,825 Bonus Shares were issued in connection with the Debenture Units at a value of $0.355, resulting in an increase in capital stock of approximately $238 thousand, offset by share issuance costs of approximately $12 thousand. In addition, the company incurred expenses in the amount of approximately $140 thousand related to the Debenture Offering of which the Company has allocated $128 thousand to debt issuance cost and $13 thousand to share issuance cost. Net proceeds of the Debenture Offering were approximately $2.2 million and the effective annual interest rate on the principal of the Debentures was 21.6%.

The Company had the option to redeem the Debentures prior to maturity in part or in full subject to an early repayment premium. The repayment premium was calculated as follows: (i) 6% of the principal amount of the Debentures being redeemed if the redemption occurs prior to six months from the date of issuance; (ii) 5% of the principal amount of the Debentures being redeemed if the redemption occurs between the six and twelve month period following the debt issuance; or (iii) 4% of the principal amount of the being redeemed if the redemption occurred after the first anniversary of the debt issuance but prior to the Maturity Date. Effective August 14, 2023, the Company redeemed all the outstanding Debentures and paid a 6 % early repayment premium of approximately $143 thousand and recorded a loss of $426 thousand on the debt extinguishment on the statement of loss and comprehensive loss.

The following table presents the amounts recorded related to the Debenture offering and its repayment during the year ended December 31, 2023:

$
Proceeds from issuance of Debenture Units on March 24, 2023	2,385
Discount due to Bonus Shares	(238)
Debt issue costs	(128)
Interest expense, from March 24, 2023, to August 14, 2024	177
Loss on debt extinguishment	426
Repayment of interest and Principal	(2,622)
Debentures balance December 31, 2023	-

9.	Share Capital and Pre-Funded Warrants

Authorized

The authorized share capital of the Company consists of an unlimited number of common shares.

Equity Issuances

On May 17, 2023, the Company completed a public offering (the “Equity Offering”), issuing 70,297,220 Common Shares at $0.50 per common share (the “Common Shares”) and 39,702,780 pre-funded common share purchase warrants (the “Pre- Funded Warrants”) with no expiry date and an exercise price of $0.00001 for $0.49999 per pre-funded common share purchase warrant for gross proceeds of $55 million.

The costs associated with the Equity Offering were $5.8 million, including cash costs for commissions to the agents of approximately $3.7 million, professional fees and regulatory costs of $510 thousand and 7,383,919 compensation warrants to the agents valued at $1.6 million. Each compensation warrant is exercisable into one Common Share at an exercise price of $0.50 until expiry on May 17, 2025.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

The fair value of the compensation warrants was a non-cash cost charged to share issuance costs and pre-funded warrant costs proportionately to the number of each Security issued.

Bloom Burton Securities Inc., (“BBSI”), an entity jointly controlled by a director of Satellos, acted as exclusive agent and book running manager for both the Unit Offering and the Equity Offering. See Related Party disclosures Note 15. BBSI engaged sub-agents in the Offering.

On September 13, 2022, the Company completed a public offering (the “Unit Offering”) of 8,750,000 units (“Units”) of the Company at a price of $0.40 per Unit for gross proceeds of $3.5 million. Each Unit consisted of one Common Share of the Company and one-half of one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”), with each Warrant being exercisable into one Common Share, for a total of 4,375,000 Warrants at an exercise price of $0.60 until expiry on September 13, 2025. The Warrants were valued at $779 thousand.

The costs associated with the Unit Offering were $843 thousand, including cash costs for commissions to the agents of approximately $245 thousand, professional fees and regulatory costs of $496 thousand and 612,500 compensation warrants to the agents valued at $103 thousand. Each Compensation Warrant is exercisable into one Common Share at an exercise price of $0.40 until expiry on September 13, 2024.

On July 12, 2022, the Company issued 50,000 Common Shares to the Ottawa Hospital Research Institute (“OHRI”) as part of an amendment to an existing license agreement between the parties completed on June 29, 2022. The shares were valued at approximately $23 thousand, or $0.455 per share, the closing price per Common Share on the TSXV on June 29, 2022.

Loss per share

Loss per share is calculated using the weighted average number of common shares outstanding. For the year ended December 31, 2023 and 2022, the calculation was as follows:

	Year ended,	Year ended,
(in thousands)	December 31, 2023	December 31, 2022
Common shares issued and outstanding, beginning of year	41,797,613	32,997,613
Shares issued in Unit Offering		2,658,654
Common Shares issued in Debenture Offering (Note 8)	519,372	-
Common Shares issued in Equity Offering (Note 9)	44,607,149	-
Effect of warrant exercises	16,827	23,846
Weighted average common shares issued and outstanding, end of year	86,404,762	35,680,113

The effect of any potential exercise of the Company’s stock options, pre-funded warrants and warrants outstanding during the year has been excluded from the calculation of diluted loss per common share as it would be anti- dilutive.

10.	Warrants

Warrants have been issued as part of equity financings and include compensation to agents and brokers of the Company, and also as components of equity units along with common shares as described in Note 9. “Pre-Funded Warrants” are defined in Note 9 above and are listed separately on the Statement of Financial Position and on the Statement of Changes to Equity, and are excluded from the tables below.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

The following is a summary of changes in warrants:

	Year ended, December 31, 2023		Year ended, December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	5,245,816	$0.63	2,159,074	$1.34
Issued	7,383,919	$0.50	4,987,500	$0.58
Exercised	(25,000)	$0.40	-	-
Expired	(258,316)	$1.69	(1,900,758)	$1.30
Outstanding, end of year	12,346,419	$0.53	5,245,816	$0.63

The table below presents the outstanding warrants as at December 31, 2023:

Exercise Price	Number of Warrants	Expiry Date
$0.40	587,500	September 13,2024
$0.60	4,375,000	September 13, 2025
$0.50	7,383,919	May 17,2025
Total warrants	12,346,419

The fair value of warrants issued in the years ended December 31, 2023 and 2022 were estimated using the Black-Scholes option pricing model with the following assumptions:

Date of Issue	May 17, 2023	September 13, 2022
Number of warrants	7,383,919	4,962,500
Expected life of warrants	2 years	2-3 years
Expected volatility	73.7%	73%-81%
Expected dividend yield	nil	nil
Risk free interest rate	4.04%	3.53%-3.583%
Fair value of warrants	$1,558	$882

11.	Stock-Based Compensation

Under the Amended and Restated Incentive Stock Option Plan of the Company (the “SOP”), equity-settled stock options of the Company are granted to certain directors, officers, employees, key employees of academic institutions employed by that institution on Company-sponsored research and development, consultants and advisors providing services to the Company. The exercise price of the stock options is equal to or greater than the market price of the underlying share on the date of grant. The stock options vest based on the terms of each award, over a period of 18 months to four years, and only if the individual remains employed (or under contract) by the Company (or the academic institution) on the vesting date. The contractual term of stock options is 10 years from grant date.

Under the stock option plan adopted at the most recent annual general meeting, the aggregate number of common shares reserved for issuance is limited to 18,300,000.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

The following is a summary of changes in options:

	Year ended, December 31, 2023		Year ended, December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	3,991,201	$1.18	2,987,051	$1.46
Granted	10,399,531	$0.54	1,013,750	$0.33
Forfeited and expired	(256,369)	$0.97	(9,600)	$1.70
Outstanding, end of year	14,134,363	$0.71	3,991,201	$1.18

As at December 31, 2023, the Company had the following outstanding options:

		Options Outstanding		Options Exercisable
Exercise Prices	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$0.33-$0.50	4,580,484	9.51	$0.42	469,015	$0.34
$0.51-$0.66	7,246,809	9.17	$0.60	552,831	$0.65
$0.67-$1.70	2,307,070	7.46	$1.66	1,544,703	$1.67
	14,134,363	9.00	$0.71	2,566,549	$1.20

The following table presents the assumptions that were used in the Black-Scholes option pricing model to determine the fair value of stock options granted during the period, and the resultant average fair values:

	Year ended, December 31, 2023	Year ended December 31, 2022
Expected life of options	10 years	10 years
Expected volatility	94%	94%
Expected dividend yield	nil	nil
Weighted average risk free interest rate	3.34%	3.83%
Weighted average fair value of options granted in the year	$0.48	$0.29

Options granted in the years ending December 31, 2023 had the following vesting terms: on the first anniversary, 25% of the options are vested, with 2.08% vesting monthly thereafter..

In the year ended December 31, 2023, $2,169 thousand (2022 - $1,439 thousand) has been recognized as stock-based compensation expense and credited to contributed surplus.

12.	Component Expenses:

Research and development expenses:

	December 31,2023	December 31,2022
	$	$
Salaries and management fees	2,173	760
Discovery expenses	1,141	2,604
Preclinical expenses	3,444	-
Chemistry, manufacturing controls	1,193	-
Stock-based compensation	866	370
Total research and development expenses	8,817	3,734

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

General and administrative:

	December 31,2023	December 31,2022
	$	$
Salaries and management fees	2,318	1,299
Professional fees	2,438	1,592
Other operating expenses	580	397
Stock-based compensation	1,303	1,069
Amortization of intangibles	-	333
Depreciation	7	4
Total general and administrative expenses	6,646	4,694

13.	Commitments and Contingencies

The Company enters into contracts in the normal course of business, including for research and development activities. As at December 31, 2023, the Company has commitments for research and development activities in the amount of approximately $5.1 million, of which all are due within a 12 month period, for the following activities:

•	The Company has entered into agreements with three suppliers of biotechnology services under which the suppliers will provide specialized services including tests, assays, manufacturing of drug substance and manufacturing of drug product. Payments by the Company to these suppliers are contingent upon the suppliers successfully completing specific milestones and meeting specified standards.

•	Under the current amendment of the OHRI SRA (defined below), effective September 01, 2023, the Company is providing funding of approximately $939 thousand annually. The contract is cancellable upon 60 days notice.

The Company may be required to make milestone, royalty, and other research and development funding payments under research and development collaboration and other agreements with third parties. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company has not accrued for these payments as of December 31, 2023 because the milestones have not yet been achieved.

The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

a)	Ottawa Hospital Research Institute Sponsored Research Agreement and License Agreement (“OHRI SRA” and “License Agreement”)

Effective May 1, 2018, Pre-Arrangement Satellos and OHRI entered into a Sponsored Research Agreement, during the term of which OHRI agreed to carry out specific research and development activities according to a prescribed statement of work and budget (which may and has been amended from time to time) under the direction of the Company’s co- founder, Dr. Michael A. Rudnicki.

Effective May 1, 2018, Pre-Arrangement Satellos and OHRI entered into a license agreement under which OHRI granted the exclusive, world-wide, sublicensable, royalty bearing right and license to a body of technology and patents comprised of certain patent families to develop make, have made, import, use, offer for sale, sell and have sold or otherwise commercialize licensed products. The License Agreement provides for contingent payments which the Company may be required to pay upon the achievement of development and commercialization milestones, and provides for royalty payments on net sales of licensed products, should such sales occur.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

The Company may be required to make annual, milestone, royalty, and other research and development funding payments to OHRI under the OHRI SRA and the License Agreement between the OHRI and Satellos. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

•	Royalties on net sales of any products covered by patents licensed from OHRI (“Licensed Products”) of 1% or 2% (depending on which patents cover a particular product), during the period when the applicable patents have valid, unexpired claims, subject to certain royalty stacking provisions;

•	The following payments to OHRI may be triggered by specified events:

o	$50 thousand

▪	Each time a Licensed Product is the subject of an approved IND in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	$150 thousand

▪	Each time a Licensed Product first enters Phase II human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	$300 thousand

▪	Each time a Licensed Product first enters Phase III human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate); and

o	$1 million

▪	Each time a Licensed Product is the subject of a regulatory approval in the US (such as NDA and BLA) or equivalent in any other industrialized country (maximum one payment per new drug candidate).

•	2% of sublicensing income received by Satellos from the grant of sublicenses.

b)	University of British Columbia (UBC)

On May 6, 2008, iCo signed an agreement with UBC for the exclusive worldwide license to certain patent applications that are incorporated in OralTrans (see Note 6) (the “UBC License”). In consideration for the UBC License, iCo paid UBC an initial license fee of $20 thousand and is required to pay annual fees to UBC for maintaining the license until such time as a New Drug Application (NDA) for OralTrans is approved. The Company is required to make additional contingent payments of up to $1,900 thousand in aggregate upon the achievement of certain development and commercialization milestones and is also required to pay royalties on future revenues.

14.	Income Taxes

As at December 31, 2023 the Company had $62,519 thousand (2022: $48,126 thousand) Canadian non-capital losses available to reduce taxable income in future years. The losses will expire between 2026 and 2043.

In addition, the Company has Australian non-capital losses of $838 thousand (2022 - $671 thousand) that do not expire and are available to reduce taxable income in future years.

Net deferred income tax liabilities are comprised of the following:

As at December 31, 2023	Opening balance	Recognized in earnings (loss)	Closing balance
Investments in subsidiaries	(524)	-	(524)
Non-capital loss carry forwards	524	-	524
Net deferred income tax liability	-	-	-

The following temporary differences have not been recognized:

As at December 31,	2023	2022
Non-capital loss carry forward	$58,562	$44,168
Share issuance costs and other	5,314	818
Intangibles	5,965	5,637
	69,841	50,623

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

The Company’s effective income tax rate differs from the statutory income tax rate of 26.5% (2021 – 26.5%). The differences arise from the following items:

For the years ended December 31,	2023	2022
Loss before income taxes	$(15,897)	$(11,317)
Income tax recovery at statutory rate	(4,213)	(2,999)
Permanent differences	575	1,229
Financing costs	(304)	292
Change in unrecognized deductible temporary differences	3,942	1,483
Changes in tax rate	nil	nil
Tax expense / (recovery)	-	6

15.	Related Party Balances and Transactions

The following related parties have engaged in transactions with the Company during the years ended December 31, 2023 and December 31, 2022. All related party transactions have been recorded at the amount of consideration established and agreed upon by the related parties in the normal course of business.

a)	BBSI - an entity that is jointly controlled by Brian Bloom, a director of the Company.

BBSI acted as lead agent for two equity offerings (see Note 7 above). Related to the Unit Offering of September 13, 2022, the Company issued 208,688 compensation warrants, paid approximately $63 thousand in commissions and reimbursed BBSI for $101 thousand in legal and related fees. Related to the Equity Offering on May 17, 2023, the Company issued 6,560,474 compensation warrants, paid approximately $3.3 million in commissions and reimbursed BBSI for $176 thousand in legal and related fees related to the prospectus agreement.

The Company engaged BBSI in a consulting agreement in November of 2022. The Company recorded $40 thousand in expenses during the three months period ended December 31, 2022 and a further $60 thousand in the three month period ended March 31, 2023 for work completed under this agreement. This agreement is completed and there are no amounts owing to BBSI as of December 31, 2023.

b)	William Jarosz

Mr. Jarosz, previously the Chief Executive Officer of iCo Therapeutics Inc. (“iCo”), the entity Satellos acquired as part of a reverse takeover transaction on August 13, 2021, and now a Director of the Company, had provided consulting services to iCo that were unpaid as of the date of the reverse takeover and this liability was assumed by Satellos. Following the reverse takeover, Mr. Jarosz provided consulting services to Satellos. On September 13, 2022, Mr. Jarosz participated in the Unit Offering and purchased 325,000 Units in exchange for a reduction in amounts owing to him of US$99 thousand (C$130 thousand). The following table presents the related party transactions between Mr. Jarosz and the Company:

	$
Liability assumed by Company from iCo upon closing of reverse take-over, August 13, 2021	US$	289
Director and consulting services to Satellos, August 21,2021 to December 31, 2023	US$	344
Less, partial settlement of liability with purchase of Units, September 13, 2022 financing	US$	(99)
Amount owing as at December 31, 2023	US$	534
Amount owing as at December 31, 2023	C$	706

c)	Debenture offering

Certain directors participated in the Debenture Offering described in Note 6. A total of 450 of the 2,385 units were purchased by directors of the Company.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

d)	Key management personnel:

Key management personnel consists of the Company’s Chief Executive Officer, Chief Scientific Officer, former Chief Medical Officer, Chief Discovery Officer, Chief Business Officer and Chief Financial Officer and the Directors of the Corporation. The remuneration of key management personnel is as follows:

	Year ended December 31, 2023	Year ended December 31, 2022
	$	$
Salaries and management fees	2,554	1,073
Stock-based compensation	1,725	1,010
Total compensation for key management personnel	4,279	2,083

Amounts owing to related parties are included in accounts payable and accrued liabilities:

As at:	December 31, 2023	December 31,2022
	$	$
Due to BBSI	-	40
Due to directors and officers	712	553
Total due to related parties	712	593

All amounts due to related parties are non-interest bearing and have no specified terms of repayment. The amounts in the above table include the $706 thousand owing to Mr. Jarosz and $6 thousand owed to other directors for fees accrued prior to the end of the fiscal quarter.

16.	Segmented Information

The Company operates within a single operating segment, the research and development of drug therapeutics, which is the Company’s only reportable segment, which is consistent with the internal reporting provided to the chief operating decision- maker. The Company operates in two geographic areas, Canada and Australia. All of the Company’s assets are located in Canada except for cash held in the bank account of the Company’s Australian subsidiary.

17.	Capital Management

The Company manages its capital structure in an endeavour to ensure sufficient resources are available to meet day-to-day operational requirements, further develop its existing technology, and continue as a going concern.

In order to maintain or adjust the capital structure, the Company may issue new shares or issue debt (secured, convertible and/or other types of available debt instruments) or sell assets. Total capital is calculated as the Company’s own equity.

The Company is not subject to any externally imposed capital requirements.

18.	Financial Instruments and Risk Management

The Company is exposed to various risks through its financial instruments including the following at December 31, 2023:

a)	Credit Risk

Credit risk arises from cash and cash equivalents held at banks and financial institutions, as well as outstanding receivables. In the year ended December 31, 2023 the Company invested its excess cash in interest-bearing operating accounts held at a Schedule 1 Canadian bank and in US government treasury bills. The Company limits its exposure to credit risk, with respect to cash and cash equivalents, by placing them with high quality credit financial institutions. The Company’s cash equivalents consist primarily of operating funds, US government treasury bills, deposit investments and guaranteed investment certificates with commercial banks.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022

(Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company continues to manage its liquidity risk by monitoring its cash flows and investments regularly, comparing actual results with budgets and future cash requirements. As at December 31, 2023, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

c)	Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: currency risk, interest rate risk, and price risk. The Company is mainly exposed to currency risk as follows:

I)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates.

Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the Canadian dollar, primarily expenses for research and development incurred in US dollars. The Company manages foreign exchange risk by maintaining US$ cash on hand to fund its short-term foreign currency expenditures. Balances in foreign currencies were:

As at:	December 31, 2023	December 31,2022
	US$	US$
Cash and cash equivalents	16,522	393
Short-term investments	13,246	-
Deposits	-	6
Accounts payable and accrued liabilities	(1,071)	(1,057)
Net monetary assets (liabilities)	28,697	(658)

Based on the US$ balance sheet exposure at December 31, 2023, with other variables unchanged, if the Canadian dollar were to weaken against the US dollar by 10%, relative to the rate at December 31, 2023, the net monetary assets would be approximately $3.8 million greater. If the Canadian dollar were to strengthen against the US dollar by 10%, relative to the rate at December 31, 2023, the net monetary assets would be approximately $3.5 million less.

II)	Fair Value

Financial assets and liabilities are recognized on the statement of financial position at amortized cost in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At December 31, 2023, the Company’s financial instruments included cash and cash equivalents, short-term investments, accounts receivable, the Put Option (Note 5(c)), the Call Option (Note 5 (c)), and accounts payable and accrued liabilities.

Due to the short-term maturities of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, the carrying amounts approximate their fair value at the respective statement of financial position date. Short-term investments are measured using Level 2 inputs.

SATELLOS BIOSCIENCE INC.

Notes to the Consolidated Financial Statements for the Years Ended December 31, 2023 and 2022 (

Tabular amounts expressed in thousands of Canadian Dollars, except for share and per share amounts)

There were no transfers of assets or liabilities between levels during the years ended December 31, 2023 and 2022.

19.	Comparative Figures

Certain comparative figures have been reclassified to conform to the current year presentation.